Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
March 28, 2023

IPERIONX & CANYON BICYCLES PARTNER TO IMPLEMENT SUSTAINABILITY IMPROVEMENTS IN THE BICYCLE INDUSTRY SUPPLY CHAIN

IperionX Limited (“IperionX”) (Nasdaq | ASX: IPX) is pleased to partner with Canyon Bicycles GmbH (“Canyon”) to develop a more sustainable titanium supply chain for the bicycle industry through the production of bicycle components using IperionX’s 100% recycled and low-carbon titanium.

Canyon is an award winning bicycle manufacturer with a strong reputation for true innovation, implementing leading technologies, clean and clear design as well as the highest standards in quality and service. The potential to develop bicycle components utilizing IperionX’s 100% recycled titanium is aligned to its ambitions to drive the use of innovative material in the production process, and to match that with its environmental goals.

Canyon has previously shown its credentials in this area by investigating cradle-to-cradle production principles and is researching how to integrate similar approaches across advanced materials and future manufacturing platforms.

IperionX is working closely with Canyon’s product development and ESG teams to produce bicycle components using IperionX’s low-carbon, recycled titanium metal powders via additive manufacturing methods. The parties have agreed upon an initial project to prototype Canyon bicycle parts, including for bicycle frames, using IperionX’s 100% recycled titanium produced by IperionX via additive manufacturing methods. The term of this initial agreement is until June 30, 2025. Upon successful completion of the initial prototyping, Canyon and IperionX intend to negotiate an agreement for larger scale production.

Titanium as a frame material has a premium and desirable position for bicycle consumers, being both very strong and lightweight, including around half the weight of steel, as well as being extremely corrosion resistant, removing the requirement for paint as a corrosion inhibitor. However, until now, its utilization in bike components has been limited by its high cost compared to materials such as carbon frames, as well as the high-carbon footprint of the current titanium supply chain, which is based on the energy-intensive Kroll process.

IperionX Limited	Head Office	Canyon Bicycles GmbH	Head Office

Iperionx.com ABN: 84 618 935 372	129 W Trade St, Suite 1405 Charlotte, NC 28202	canyon.com	Karl-Tesche-Straße 12 56073 Koblenz, Germany

The global bicycle industry is a large, growing market with around 1.3 billion adults riding bikes, total sales of ~US$70 billion in 2021 and the market projected to grow to ~US$85 billion in 2025. Mountain bikes, gravel bikes, road bikes and hybrids, make up ~60% of global bike sales by unit, and ~70% of sales in the highly valuable European and North American markets. The high end sector of this market, the focus of Canyon’s product offering, has a very large market size of ~US$18 billion, expected to grow to ~US$30 billion in 20301.

The partnership between IperionX and Canyon represents another milestone in the rapidly growing, highly visible and sustainability focused global bicycle market, and complements the IperionX’s recent partnerships in the luxury goods sector.

Alison Jones, Chief Operating Officer at Canyon said:

“We’re delighted to have formed this working relationship with IperionX. Connecting IperionX to our product development and ESG teams is allowing us to identify bicycle components that can be produced using their low-cost, low-carbon, fully recycled titanium powders. This is a real breakthrough technology for us and we look forward to deploying this innovative technology in the production of more sustainable titanium for use in Canyon bicycles.”

Anastasios (Taso) Arima, CEO and Managing Director said:

“Our partnership with Canyon highlights the importance of fully circular, sustainable materials to customers with leading environmental goals. We are very pleased to be applying the patented technologies to create 100% recycled titanium parts for a leading company in a very large addressable market, and we look forward to progressing the partnership towards the extended use of titanium in bicycle production.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

www.iperionx.com

1 Global Bike & Bike Accessories Market, PWC, 2022

About Canyon

Canyon is one of the most innovative bike brands in the world. The concept began in founder Roman Arnold’s garage and grew to be the world’s largest direct-to-customer manufacturer of road, mountain, triathlon, urban, hybrid, and electric bikes. Canyon have earnt their glowing reputation for innovation through consistently using advanced materials, thinking, and technology. The iconic Canyon design is easy to identify. Alongside being boldly competitive and ever-expanding, they are committed to making the global cycling community accessible for every rider. While Canyon partners with some of the finest athletes on the planet, their mission, ‘Inspire to Ride’, highlights how they work to promote the power of cycling to everyone.

Canyon products are exclusively available online at www.canyon.com.

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX holds an exclusive option to acquire breakthrough titanium technologies that can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia.  IperionX holds a 100% interest in the critical minerals Titan Project, which has the largest JORC resource of titanium, rare earth and zircon rich mineral sands in the U.S.A.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.